                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 IFX CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.02 par value
                         (Title of Class of Securities)

                                   449518 20 8
                                 (CUSIP Number)

                         UBS CAPITAL AMERICAS III, L.P.
                                 299 Park Avenue
                            New York, New York 10171
                             Attn:  Marc Unger
                                (212) 821-4329
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                              Adam H. Golden, Esq.
                   Kaye, Scholer, Fierman, Hays & Handler, LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8000


                                  JUNE 15, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                              PAGE 2 OF 14 PAGES
                                                             --  ----
COMMON STOCK ISSUED UPON
CONVERSION)
---------------------------------------       ----------------------------------



                             NAME OF REPORTING PERSON
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
                             UBS CAPITAL AMERICAS III, L.P. ("AMERICAS III")

                             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (A) O
   2                                                                                                             (B) O


   3                         SEC USE ONLY

                             SOURCE OF FUNDS*
   4
                             WC

                             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   5                         ITEMS 2(D) OR 2(E)                                                                      O

                             CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                             Jersey, Channel Islands

     NUMBER OF          7    SOLE VOTING POWER
      SHARES                 0
   BENEFICIALLY              SHARED VOTING POWER
     OWNED BY           8    Americas III holds 1,149,878 shares of Class I Series A Convertible Preferred Stock
       EACH                  (convertible into 1,149,878 shares of Common Stock).
     REPORTING          9    SOLE DISPOSITIVE POWER
      PERSON                 0
       WITH                  SHARED DISPOSITIVE POWER
                       10    Americas III holds 1,149,878 shares of Class I Series A Convertible Preferred Stock
                             (convertible into 1,149,878 shares of Common Stock).

                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11                         Americas III holds 1,149,878 shares of Class I Series A Convertible Preferred Stock
                             (convertible into 1,149,878 shares of Common Stock).

  12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  O

                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13                         Americas III holds 95% of Class I Series A Convertible Preferred Stock (convertible into approximately 8.2% of Common Stock of the Issuer).

                             TYPE OF REPORTING PERSON*
  14                         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                              PAGE 3 OF 14 PAGES
                                                             --   ---
COMMON STOCK ISSUED UPON
CONVERSION)
---------------------------------------       ----------------------------------



                             NAME OF REPORTING PERSON
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
                             UBS CAPITAL JERSEY CORPORATION II, LTD ("UBS JERSEY")

                             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (A) O
   2                                                                                                             (B) O

   3                         SEC USE ONLY

                             SOURCE OF FUNDS*
   4
                             AF

                             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   5                         ITEMS 2(D) OR 2(E)                                                                      O

                             CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                             Jersey, Channel Islands

     NUMBER OF          7    SOLE VOTING POWER
      SHARES                 0
   BENEFICIALLY         8    SHARED VOTING POWER
     OWNED BY                1,149,878 shares of Class I Series A Convertible Preferred Stock
       EACH                  (convertible into 1,149,878 shares of Common Stock) held by Americas III.
     REPORTING
      PERSON            9    SOLE DISPOSITIVE POWER
       WITH                  0
                       10    SHARED DISPOSITIVE POWER
                             1,149,878 shares of Class I Series A Convertible Preferred Stock
                             (convertible into 1,149,878 shares of Common Stock) held by Americas III.


  11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible into 1,149,878 shares of Common Stock) held by Americas III .

  12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  O

                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             95% of Class I Series A Convertible Preferred Stock (convertible into
  13                         approximately 8.2% of Common Stock of the Issuer)
                             held by Americas III.

                             TYPE OF REPORTING PERSON*
  14
                             CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO.  449518 20 8 (FOR                                PAGE 4 OF 14 PAGES
COMMON STOCK ISSUED UPON
CONVERSION)
---------------------------------------          -------------------------------


                             NAME OF REPORTING PERSON
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
                             UBS CAPITAL AMERICAS (LA-ADVISOR) LLC ("ADVISOR")

                             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (A) O
   2                                                                                                             (B) O


   3                         SEC USE ONLY

                             SOURCE OF FUNDS*
   4
                             AF
                             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   5                         ITEMS 2(D) OR 2(E)                                                                      O

                             CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                             Delaware, U.S.A.
     NUMBER OF          7    SOLE VOTING POWER
      SHARES                 0
   BENEFICIALLY         8    SHARED VOTING POWER
     OWNED BY                1,149,878 shares of Class I Series A Convertible Preferred Stock
       EACH                  (convertible into 1,149,878 shares of Common Stock) held by Americas III.
     REPORTING          9    SOLE DISPOSITIVE POWER
      PERSON                 0
                       10    SHARED DISPOSITIVE POWER
                             1,149,878 shares of Class I Series A Convertible Preferred Stock
                             (convertible into 1,149,878 shares of Common Stock) held by Americas III.

                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11                         1,149,878 shares of Class I Series A Convertible Preferred Stock
                             (convertible into 1,149,878 shares of Common Stock) held by Americas III.

  12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  O


                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             95% of Class I Series A Convertible Preferred Stock
  13                         (convertible into approximately 8.2% of Common Stock of the Issuer)
                             held by Americas III.

                             TYPE OF REPORTING PERSON*
  14
                             OO

       WITH


                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO.  449518 20 8 (FOR                               PAGE 5 OF 19 PAGES
                                                               --  ----
COMMON STOCK ISSUED UPON
CONVERSION)
---------------------------------------         --------------------------------


                             NAME OF REPORTING PERSON
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
                             UBS AG

                             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (A) O
   2                                                                                                             (B) O

   3                         SEC USE ONLY

                             SOURCE OF FUNDS*
   4
                             AF

                             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   5                         ITEMS 2(D) OR 2(E)                                                                      O

                             CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                             Switzerland

     NUMBER OF          7    SOLE VOTING POWER
      SHARES                 60,520 shares of Class I Series A Convertible Preferred Stock (convertible into
     OWNED BY                60,520 shares of Common Stock) held by UBS Capital LLC.
   BENEFICIALLY         8    SHARED VOTING POWER
       EACH                  1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible into 1,149,878 shares of
     REPORTING               Common Stock) held by Americas III.
      PERSON            9    SOLE DISPOSITIVE POWER
       WITH                  60,520 shares of Class I Series A Convertible Preferred Stock (convertible into
                             60,520 shares of Common Stock) held by UBS Capital LLC.
                       10    SHARED DISPOSITIVE POWER
                             1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible into 1,149,878 shares of Common Stock) held by Americas III.

                       11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,149,878 shares of Class I Series A Convertible Preferred Stock
                             (convertible into 1,149,878 shares of Common Stock)
                             held by Americas III; 60,520 shares of Class I Series A Convertible Preferred Stock
                             (convertible into 60,520 shares of Common Stock) held by UBS Capital LLC.

  12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  O

  13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             95% of Class I Series A Convertible Preferred Stock (convertible into approximately 8.2% of Common Stock of the Issuer) held by Americas III;
                             5% of the Class I Series A Preferred Stock (convertible into approximately
                             0.5% of Common Stock of the Issuer) held by UBS Capital LLC; for an aggregate percentage of approximately 8.6% of Common Stock.

  14
                             TYPE OF REPORTING PERSON*

                             CO








                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to shares of the Common Stock, $0.02 par value per share ("Common Stock") of IFX Corporation, a Delaware corporation (the "Company"). This Statement on Schedule 13D is being filed to report the acquisition on June 15, 2000 by (i) UBS Capital Americas III, L.P. ("Americas III") of 1,149,878 shares of Class I Series A Convertible Preferred Stock, par value $1.00 per share (the "Class I Preferred") of the Company which are convertible into 1,149,878 shares of the Common Stock and (ii) UBS AG, through its 100% ownership of UBS Capital LLC, of 60,520 shares of Class I Preferred which are convertible into 60,520 shares of Common Stock. The principal executive office of the Company is located at 707 Skokie Boulevard, Suite 580, Northbrook, Illinois 60062.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) and (b). The following information is given with respect to the persons filing this statement:

     UBS Capital Americas III, L.P. ("Americas III") is a limited partnership formed under the laws of Jersey, Channel Islands with its principal office located at 299 Park Avenue, New York, New York 10171. It is engaged in the business of investing in private and public companies.

     UBS Capital Jersey Corporation II, Ltd.("UBS Jersey") is a Jersey, Channel Islands corporation with its principal office located at Elizabeth House, 9 Castle Street, St. Helier, Jersey JE4 2QB, Channel Islands. UBS Jersey is a wholly owned subsidiary of UBS AG. UBS Jersey serves as the general partner of Americas III.

     UBS Capital Americas (LA-Advisor) LLC ("Advisor") is a Delaware limited liability company with its principal offices located at 299 Park Avenue, New York, New York 10171. Advisor is engaged in the business of advising and managing Americas III and other private equity investment funds.

     UBS AG is a Swiss banking corporation with its principal offices located at Bahnhofstrasse 45, 8021 Zurich. UBS AG is engaged in the general banking business.

     (c) The general partner of Americas III is UBS Jersey. The present principal occupation or employment of each of the members, directors, managers and/or executive officers of each of UBS Jersey, Advisor and UBS AG are set forth on Exhibit A.

     (d) and (e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective members, directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Americas III is a limited partnership formed under the laws of Jersey, Channel Islands. UBS Jersey is a corporation formed under the laws of Jersey, Channel Islands. Advisor is a Delaware limited liability company. UBS AG is a corporation formed under the laws of Switzerland. To the knowledge of Advisor, all of its managers are citizens of the United States except Marcelo Pestarino who is a citizen of Argentina and Luiz Spinola who is a citizen of Brazil. To the knowledge of UBS AG and UBS Jersey, none of their directors and executive officers are citizens of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price paid by Americas III to the Company for the 1,149,878 shares of Class I Preferred was $14,154,998. The aggregate purchase price paid by UBS Capital LLC, the wholly owned subsidiary of UBS AG, for the 60,520 shares of Class I Preferred was $745,002. The source of the funds for the purchase was the working capital of Americas III and UBS Capital LLC, respectively.


ITEM 4. PURPOSES OF TRANSACTION.

     Americas III and UBS Capital LLC purchased shares of the Class I Preferred from the Company pursuant to a Purchase Agreement, dated as of June 15, 2000, by and among the Company, Americas III and UBS Capital LLC, a copy of which is attached hereto as Exhibit B and incorporated by reference (the "Purchase Agreement"). The Class I Preferred was authorized pursuant to a Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of the Series A Convertible Preferred Stock of IFX Corporation, filed with the Secretary of State of the State of Delaware on June 15, 2000, a copy of which is attached hereto as Exhibit C and incorporated by reference (the "Certificate of Designation"). The Class I Preferred is convertible into Common Stock on a one-for-one basis, subject to customary anti-dilution adjustments. Americas III and UBS Capital LLC purchased the Class I Preferred from the Company for investment purposes.

     (a) Under the Purchase Agreement, Americas III and UBS Capital LLC have agreed to invest an additional $10,100,000, in the aggregate, in the Company by purchasing shares of the Company's Class II Series A Convertible Preferred Stock, par value $1.00 per share ("Class II Preferred") at a per share price to be determined at the closing based on the then-current market price of the Common Stock, such purchase price to be in any event between $12.31 per share and $18.74 per share. The Class II Preferred is convertible into Common Stock on a one-for-one basis, subject to customary anti-dilution adjustments. The consummation of the purchase of the Class II Preferred is conditioned upon, among other things, termination of the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Approval") and consummation of the investment of Americas III in Tutopia as described below.

     Pursuant to the Certificate of Designation, holders of the Class I Preferred or Class II Preferred have preemptive rights with respect to certain issuances by the Company of its capital stock or securities convertible into such capital stock. Under the Stockholders Agreement (as defined below), Americas III and UBS Capital LLC have certain rights of first refusal on, and certain rights to participate in, transfers of capital stock of the Company by the other stockholders party thereto. The Stockholders Agreement also restricts, for a period of two years, Americas III, UBS Capital LLC or any of their affiliates from acquiring additional voting securities of the Company which may result in Americas III and UBS Capital LLC, together with their affiliates, holding in excess of 20% of the voting securities of the Company, except such acquisitions which (i) are approved by a majority of the Board of Directors of the Company, (ii) result from any stock dividends, reclassifications or other distributions or offerings made available to the Company's stockholders on a pro rata basis or (iii) are made pursuant to the Stockholders Agreement.

     (b) Simultaneously with the signing of the Purchase Agreement, Americas III entered into a Binding Letter Agreement with the Company whereby Americas III will purchase shares of a newly created series of preferred stock of Tutopia.com, Inc., a Delaware corporation ("Tutopia"). Tutopia is a majority owed subsidiary of Latin Guide, Inc., a Delaware corporation and wholly owned subsidiary of the Company. Americas III will pay Tutopia $15,000,000, in the aggregate, for approximately 7,134,364 shares of Tutopia's preferred stock (a per share price of approximately $2.1025). The transaction is conditioned upon, among other things, the negotiation and execution of final documentation, receipt of all necessary consents and approvals and HSR Approval.

     (c) See Item 4(b).

     (d) The Reporting Persons are entitled to have two representatives elected to the Board of Directors of the Company, which is currently set at seven directors. The Reporting Persons are entitled to appoint one of its representatives as holder of a majority of the outstanding Class I Preferred and Class II Preferred, voting as a single class, in accordance with the Certificate of Designation. In accordance with the Stockholders Agreement, dated as of June 15, 2000, by and among the Company, Americas III, UBS Capital LLC, International Technology Investments, LLC, Lee S. Casty, Joel Eidelstein and Michael Shalom, a copy of which is attached hereto as Exhibit D and incorporated by reference (the "Stockholders Agreement"), the Reporting Persons are entitled to appoint a second director to the Company's Board, which directorship will terminate upon the election of an independent director satisfactory to the Reporting Persons. On June 15, 2000, Charles W. Moore and Mark O. Lama, Principals of Advisor, were designated by the Reporting Persons and elected to the Company's Board (the "UBS Board Representatives").

     (e) Pursuant to the Purchase Agreement, the Company filed the Certificate of Designation designating (i)1,210,398 shares of its 10,000,000 authorized shares of preferred stock as Class I Preferred and (ii) 820,471 shares of its 10,000,000 authorized shares of preferred stock as Class II Preferred. As of June 15, 2000, 1,210,398 shares of Class I Series A Convertible Preferred Stock were issued and outstanding and none of the Class II Preferred were issued or outstanding. Additionally, under the Certificate of Designation the Company must obtain the approval of the holders of a majority of the Class I Preferred and Class II Preferred, voting as a single class, prior to declaring, paying or setting aside dividends on any capital stock of the Company or any of its subsidiaries.

     (f) See Item 4 (b).

     (g) Pursuant to the Certificate of Designation, the Company is required to obtain the approval of a majority of the holders of the Class I Preferred and Class II Preferred, voting as a single class, prior to taking certain corporate action, including, among other things, (i) amending or modifying the Company's Certificate of Incorporation or By-Laws, (ii) subject to certain exceptions, authorizing or issuing any capital stock of the Company or any of its subsidiaries or any options, warrants or other securities exchangeable therefor,
(iii) reclassifying any class or series of Common Stock into shares having any preference to the Class I Preferred or Class II Preferred, (iv) liquidating, winding-up or dissolving the Company or any of its subsidiaries and (v) agreeing to a purchase or other acquisition of the capital stock of the Company or any of its subsidiaries.

     (h) Not applicable.

     (i) Not applicable.

     (j) Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) (i) Based on the Company's Form 10-Q/A for the quarterly period ended March 31, 2000, 12,926,924 shares of Common Stock were outstanding as of May 17, 2000. Americas III, UBS Jersey, Advisor and UBS AG are the beneficial owners of 1,149,878 shares of Class I Preferred which are convertible into an aggregate of 1,149,878 shares of Common Stock, or approximately 8.2% of the issued and outstanding shares of Common Stock.

     (ii) UBS AG beneficially owns the 60,520 shares of Class I Preferred held by UBS Capital LLC which are convertible into an aggregate of 60,520 shares of Common Stock, or approximately 0.5% of the issued and outstanding Common Stock. UBS AG, therefore, is the beneficial owner of approximately 8.6% of the issued outstanding Common Stock.

     (iii) The above percentages were calculated in accordance with Rule 13d-3(1)(i) of the Securities Exchange Act of 1934.

     (b) The Reporting Persons have shared power to vote or direct the vote and dispose or direct the disposition of all shares identified in paragraph (a)(i) above. UBS AG has sole power to vote or direct the vote and dispose or direct the disposition of all shares identified in paragraph (a)(ii) above.

     (c) Except as described herein, the Reporting Persons have not effected any transaction in the securities of the Company during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In addition to the Purchase Agreement, the Certificate of Designation and the Stockholders Agreement described above and attached hereto as Exhibits B, C and D, respectively, Americas III and UBS Capital LLC have entered into a Registration Rights Agreement, dated as of June 15, 2000, by and among the Company, Americas III, UBS Capital LLC, International Technology Investments, LLC and Lee S. Casty, a copy of which is attached hereto as Exhibit E and incorporated by reference (the "Registration Rights Agreement"). To the knowledge of the Reporting Persons, except as set forth herein or in the Exhibits filed herewith or incorporated by reference, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their members, directors or executive officers have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A        List of Members, Managers, Directors and
                                   Executive Officers of Reporting Persons.

                  Exhibit B        Purchase Agreement, dated as of June 15,
                                   2000, by and among the Company, Americas III and UBS Capital LLC (excluding exhibits).

                  Exhibit C        Certificate of Designation, Number,
                                   Powers, Preferences and Relative,
                                   Participating, Optional and Other Rights of
                                   Series A Convertible Preferred Stock of IFX
                                   Corporation.

                  Exhibit D        Stockholders Agreement, dated as of June
                                   15, 2000, by and among the Company, Americas
                                   III, UBS Capital LLC, International
                                   Technology Investments, LLC, Lee S. Casty,
                                   Joel Eidelstein and Michael Shalom
                                   (excluding exhibits).

                  Exhibit E        Registration Rights Agreement, dated as of
                                   June 15, 2000, by and among the Company, Americas III, UBS Capital LLC, International
                                   Technology Investments, LLC and Lee S.
                                   Casty.

                  Exhibit F        Joint Filing Agreement.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:   June 26, 2000

                                UBS CAPITAL AMERICAS III, L.P.
                                     By: UBS Capital Americas (LA-Advisor) LLC


                                By: /s/ Charles W. Moore
                                    --------------------------------------------
                                         Name:  Charles W. Moore
                                         Title: Principal


                                By: /s/ Marc Unger
                                    --------------------------------------------
                                         Name:  Marc Unger
                                         Title: Chief Financial Officer


                                UBS CAPITAL JERSEY CORPORATION II,
                                LTD.


                                By: /s/ Derek Smith
                                    --------------------------------------------
                                         Name:  Derek Smith
                                         Title: Director


                                By: /s/ Andrew Evans
                                    --------------------------------------------
                                         Name:  Andrew Evans
                                         Title: Director

                                UBS CAPITAL AMERICAS (LA-ADVISORS)
                                LLC


                                By: /s/ Charles W. Moore
                                    -----------------------------------
                                         Name:  Charles W. Moore
                                         Title: Principal



                                By: /s/ Marc Unger
                                    -----------------------------------
                                         Name:  Marc Unger
                                         Title: Chief Financial Officer


                                UBS AG


                                By: /s/ Robert Mills
                                    -----------------------------------
                                         Name:  Robert Mills
                                         Title: Managing Director


                                By: /s/ Richard Capone
                                    -----------------------------------
                                         Name:  Richard Capone
                                         Title: General Manager

                                INDEX TO EXHIBITS


Exhibit
   A. List of Members, Managers, Directors and Executive Officers of Reporting Persons

   B. Purchase Agreement, dated as of June 15, 2000, by and among the Company, Americas III and UBS Capital LLC (excluding exhibits).

   C. Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series A Convertible Preferred Stock of IFX Corporation.

   D. Stockholders Agreement, dated as of June 15, 2000, by and among the Company, Americas III, UBS Capital LLC, International Technology Investments, LLC, Lee S. Casty, Joel Eidelstein and Michael Shalom (excluding exhibits).

   E. Registration Rights Agreement, dated as of June 15, 2000, by and among the Company, Americas III, UBS Capital
                    LLC, International Technology Investments, LLC and Lee
                    S. Casty.

   F.               Joint Filing Agreement.



                                      14